Exhibit 99.1

February 19, 2020

Virgil Roberts, Board Chair

Wayne-Kent A. Bradshaw, Chief Executive Officer

Broadway Financial Corporation

5055 Wilshire Blvd Suite 500

Los Angeles, CA 90036

Re: Response to Broadway Financial Corporation (“Broadway”) Letter dated February 12, 2020

Dear Sirs:

Thank you for your letter of February 12, 2020 (the “Letter”).

We note the vague disclosure in the Letter that Broadway is being advised by Wall Street investment bank Keefe, Bruyette & Woods (“KBW”) with respect to some form of active, ongoing engagement. This is important information. Shareholders should be informed as to the nature and scope of KBW’s engagement, whether KBW recommended the poison pill, any conflicts of interest that may exist between KBW on the one hand and affiliates of Gapstow Capital Partners, The Capital Corps and Broadway on the other, and the date by which KBW will be concluding its work and reporting its results to the Board. The Board should also commit to publicly sharing the results of KBW’s work prior to the 2020 Annual Meeting. All shareholders deserve to be informed about the Board’s plans and the results of KBW’s work before voting on director nominees.1

We note that Broadway’s CEO stated in the Letter that the Board wished to prevent public investors from buying Broadway stock at current public market prices, which the Board believes to be “not reflective of Broadway’s true value.” 2 To that end, we request that the Board immediately cease all issuances of stock, stock equivalents, derivatives or options to officers and directors at prices below Broadway’s true value. It is inequitable for the Board to award itself and management such grants at prevailing market prices while simultaneously restricting public investors from acquiring and shareholders from willingly selling Broadway stock at the same value in the open market. To do so would suggest that the Board applies different standards to favored insiders than it does to public investors.

[1]

You note in the Letter that you have offered to share confidential information with us conditioned on our entry into a non-disclosure agreement. As you know, and we have advised you at the outset of each communication we have had, we are public shareholders and are only interested in publicly available information at this time. You have an obligation to disclose publicly to all shareholders material information regarding Broadway and we trust that you are managing your responsibilities appropriately in this regard.

[2]

Broadway’s audited financial statements and other disclosures filed with the Securities and Exchange Commission (“SEC”) including its Proxy Statement have historically indicated that the public market price of the common stock is consistent with Broadway’s fair value and is used to value options, stock issuances to management and members of the board, and for other purposes.

https://www.thecapitalcorps.com/

Moreover, we note that Broadway’s stated, albeit flawed, justification for the poison pill does not justify restricting purchases of stock at or above a fair price.3 Therefore, we request that the Board immediately amend the poison pill to reflect, at the very least, the purpose stated in the Letter and to permit any stock purchases above what Mr. Bradshaw and the Board deem to be Broadway’s true value. We look forward to reviewing the appropriate documents in our books and records request relating to the adoption of the poison pill to better understand the Board’s consideration and support for its position that Broadway’s fair value is not adequately reflected in its publicly traded stock price.

Finally, to avoid confusion regarding our requests of the Broadway Board, we restate them here:

1.

We request a meeting directly with the Broadway Board to discuss what would be in the best interests of all shareholders, including the acquisition by The Capital Corps of some or all of Broadway for at least $1.75 to $1.80 per share;

2.

We request that the Broadway Board rescind the poison pill in its entirety, rescind it for all stock purchases above what the CEO and Board of Directors consider “Broadway’s true value”, and/or put it to a vote of the Broadway shareholders for their approval at the upcoming shareholders’ meeting as required by ISS and Glass Lewis governance standards;

3.	We request that Broadway revise its Bylaws to adopt shareholder-rights and proxy-access reforms consistent with ISS and Glass Lewis corporate governance best practices;

4.

We request that the Broadway Board not renew or extend any employment or other agreement with any executive or director, and certainly not allow any material change of control or severance arrangements prior to addressing our proposal and any other reasonable proposals that the Broadway Board may receive;

[3]

While all poison pills are repugnant to shareholder rights, Broadway’s is particularly problematic given the lack of shareholder approval, the board influence of a 30% equity holder directly benefitting from the device, the limited liquidity of the public market for the company’s common stock, and the design of the poison pill itself, among other factors. Broadway’s poison pill clearly will not survive legal scrutiny and will subject Broadway’s shareholders to considerable legal costs should Broadway’s Board attempt to defend the indefensible.

5.

We request the Broadway Board provide the books and records set forth in our February 10, 2020 letter by no later than March 1, 2020 and we hereby update that request to include all records, minutes, opinions, and communications relating to the Board’s consideration of our letter dated February 10, 2020; and

6.

We request that the Broadway Board propose a comprehensive plan to refocus on its mission to serve underbanked Angelinos and to strategically address the succession, community and ownership issues outlined with specificity in our February 10, 2020 letter.

We request that the Broadway Board take these steps immediately and certainly prior to the upcoming shareholder meeting.

From January 1, 2018 until our February 10, 2020 letter, Broadway’s stock price has fallen by over 38% from $2.36 to $1.45. Similarly, Broadway’s profitability has declined by over 90% during the same period. American Banker recently highlighted the fact that during the recent banking boom that has lifted the profitability and valuation of almost every public bank stock in America, Broadway has seen its profitability decline each year for the past four (4) years.

Source: John Reosti, “L.A. bank, big investor clash over approaches to serving underbanked,” American Banker, February 13, 2020, https://www.americanbanker.com/news/l-a-bank-big-investor-clash-over-approaches-to-serving-underbanked

The Letter acknowledges that The Capital Corps has attempted to engage Broadway’s Board to address our concerns “over the past two years,” to prevent these foreseeable declines in Broadway’s profitability and stock price. Unfortunately, the Board appears to have placed the interests of Wall Street advisors ahead of its community, customers, and public investors.

We look forward to meeting soon with the Broadway Board of Directors. We request the meeting take place the first week of March following our receipt of the books and records we have requested. Thank you again for your work on behalf of Broadway and for your consideration of the important proposals and requests contained in this letter and our February 10, 2020 letter.

Sincerely

The Capital Corps, LLC	Commerce Home Mortgage, LLC

By,	By,

/s/ Antonio Villaraigosa	/s/ Carlos Salas

Antonio Villaraigosa Board Chair	Carlos Salas Board Chair